UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Sino-Global Shipping America, Ltd.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

82935V 208

(CUSIP Number)

July 21, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 82935V 208

1.	Names of Reporting Persons Lei Cao
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization China

Number of Shares Beneficially Owned by Such Reporting Person With:	5.	Sole Voting Power 421,008(1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 421,008(1)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 421,008(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 10.2%(2)
12.	Type of Reporting Person (See Instructions) IN

1.	These numbers reflect a 1-for-5 reverse stock split of the Issuer’s shares of the issuer’s common stock, effective July 7, 2020 (the “Reverse Stock Split”).

2.	Based on the sum of (i) 3,718,788 outstanding shares of the issuer’s common stock as of July 21, 2020; plus (ii) 17,000 shares of the issuer’s common stock issuable within 60 days upon exercise of stock options; plus (iii) 400,000 shares of the issuer’s common stock issuable within 60 days upon exercise of warrants. These numbers reflect the Reverse Stock Split.

Introductory Statement

This Amendment No. 1 (the “Amendment”) amends the statement on Schedule 13G originally filed by Lei Cao as the Reporting Person on December 21, 2010. Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to such terms in the Schedule 13G. Except as otherwise provided herein, each Item of the Schedule 13G remains unchanged.

This Amendment is being filed to report the events described in Item 4 of this Amendment below.

Item 1.

(a)	Name of Issuer

Sino-Global Shipping America, Ltd.

(b)	Address of Issuer’s Principal Executive Offices

1044 Northern Boulevard, Suite 305, Roslyn, New York 11576-1514

Item 2.

(a)	Name of Person Filing

Lei Cao

(b)	Address of Principal Business Office or, if none, Residence

c/o Sino-Global Shipping America, Ltd., 1044 Northern Boulevard, Suite 305, Roslyn, New York 11576-1514

(c)	Citizenship

China

(d)	Title of Class of Securities

Common stock

(e)	CUSIP Number

82935V 208

Item 3.	If this statement is filed pursuant to §§240.13d-l(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-l(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-l(b)(l)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-l(b)(l)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-l(b)(l)(ii)(J).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Lei Cao	Shares of the issuer’s common stock
Amount beneficially owned:	421,008
Percent of class:	10.2%
Number of shares as to which the person has:
Sole power to vote or to direct the vote	421,008
Shared power to vote or to direct the vote	0
Sole power to dispose or to direct the disposition of	421,008
Shared power to dispose or to direct the disposition of	0

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 21, 2020
Date

/s/ Lei Cao
Signature

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